Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider Insider company name : Talisman Energy Inc. ( Starts with ) Filing date range : February 9, 2007 - February 9, 2007

Insider name:	TALISMAN ENERGY INC.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance

Issuer name:	Talisman Energy Inc.

Insider's Relationship to Issuer:	1 - Issuer

Security designation:	Common Shares

891331	2007-01-02	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,343,900	20.0272	1,343,900
General remarks:	NCIB

891338	2007-01-03	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	19.0378	1,843,900
General remarks:	NCIB

891351	2007-01-04	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	18.2463	2,343,900
General remarks:	NCIB

891353	2007-01-05	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+740,000	18.0715	3,083,900
General remarks:	NCIB

891355	2007-01-08	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,343,900	740,000
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

891359	2007-01-08	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+740,000	18.4190	1,480,000
General remarks:	NCIB

891360	2007-01-09	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+702,700	18.0161	2,182,700
General remarks:	NCIB

891361	2007-01-10	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+800,000	17.9188	2,982,700
General remarks:	NCIB

891363	2007-01-16	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.1867	3,882,700
General remarks:	NCIB

891390	2007-01-16	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,982,700	900,000
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

891368	2007-01-17	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.3671	1,800,000
General remarks:	NCIB

891369	2007-01-18	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.3363	2,700,000
General remarks:	NCIB

891371	2007-01-22	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.6559	3,600,000
General remarks:	NCIB

891392	2007-01-22	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,700,000	900,000
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

891378	2007-01-23	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	19.3675	1,800,000
General remarks:	NCIB

891380	2007-01-24	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+786,800	19.7463	2,586,800
General remarks:	NCIB

891382	2007-01-25	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	19.9903	3,586,800
General remarks:	NCIB

891384	2007-01-26	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	20.3099	4,486,800
General remarks:	NCIB

891386	2007-01-29	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	20.2194	5,486,800
General remarks:	NCIB

891387	2007-01-30	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	20.6278	6,486,800
General remarks:	NCIB

891389	2007-01-31	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	20.8839	7,486,800
General remarks:	NCIB

891394	2007-02-01	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,486,800	3,000,000
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

891396	2007-02-08	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,000,000	0
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.